

SECUR 05041007 MISSION

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SEC FILE NUMBER
8- 50011

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRADITION (GLOBAL CLEARING), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 PARK PLACE, 4TH FLOOR

(No. and Street)

NEW YORK	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith A. Ricciardi **212-791-4500**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Judith A. RIcciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tradition (Global Clearing), Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Financial & Operations Principal

Title



Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement regarding SEC Rule 15c3-3.
- ☒ (p) Supplementary report of Independent Auditors on Internal Control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Statement of Financial Condition

Tradition (Global Clearing) Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Tradition (Global Clearing) Inc.
(A wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

Statement of Financial Condition

Year ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Tradition (Global Clearing) Inc.

We have audited the accompanying statement of financial condition of Tradition (Global Clearing) Inc. (the "Company"), (a wholly-owned subsidiary of Tradition Asiel Securities Inc.) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradition (Global Clearing) Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Ernst + Young LLP

February 17, 2005

Tradition (Global Clearing) Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 1,653,661
Securities owned at fair value	477,311
Total assets	$ 2,130,972
Stockholder's equity	
Total stockholder's equity	$ 2,130,972

See accompanying notes.

Tradition (Global Clearing) Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

Tradition (Global Clearing) Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Asiel Securities Inc. ("TAS" or "the Parent"), a wholly-owned subsidiary of Tradition (North America), Inc. ("TNA"), which is in turn a wholly-owned subsidiary of Compagnie Financiere Tradition ("CFT"), a company organized in Switzerland.

The Company has presently ceased all operations but has continued its compliance with all the rules and regulations required to maintain its registration with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

2. Significant Accounting Policies

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Clearing fees are recognized on an accrual basis. Securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned consist of U.S. Government obligations which are carried at market value plus accrued interest and are held by the clearing broker.

3. Related Party Transactions

The Parent has agreed to pay all tax liabilities of the Company.

4. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Under the liability method, tax rates are applied to cumulative temporary differences based on how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for tax rate changes.

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company calculates income tax expense as though it filed a separate return.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company elected to compute its net capital under the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000.

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2004, the Company had net capital of approximately $2.1 million, which was approximately $1.9 million in excess of its required net capital of $250,000.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

6. Estimated Fair Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as financial instruments are short-term in nature.